Exhibit 99.2

YYFORCE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2026

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) should be read together with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report, as well as our audited consolidated financial statements and related notes for the year ended December 31, 2025.

This MD&A contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in such forward-looking statements as a result of various factors, including those discussed under “Item 3. Key Information, D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, (the “SEC”) on April 21, 2026 and subsequently amended on April 24, 2026.

Unless otherwise indicated, references in this MD&A to “YYForce,” the “Company,” “we,” “us,” “our” and the “Group” refer to YYForce Inc. and its consolidated subsidiaries.

BUSINESS OVERVIEW

YYForce Inc., formerly known as YY Group Holding Limited, is a technology-enabled provider of workforce solutions and integrated facility management (“IFM”) services.

The Company’s operations are currently principally centered on two core business areas: manpower outsourcing services and IFM services. The Company also generates revenue from other services, including web development, digital marketing and rental activities.

The Company’s IFM services include cleaning, property and facility management, security and related facility services. The Company’s manpower outsourcing business provides workforce sourcing and deployment services, including casual labor sourced principally through the YY App.

For the six months ended June 30, 2026, these two principal businesses represented approximately 96.8% of the Company’s consolidated revenue, compared with approximately 93.3% for the corresponding period in 2025.

The Company operates across multiple markets. As disclosed in the Company’s unaudited condensed consolidated financial statements, our business operations include Singapore, Malaysia, Hong Kong, Thailand, Vietnam, the Netherlands and the United Arab Emirates, with the majority of its revenue generated from Singapore, Malaysia and Hong Kong.

Strategic Direction - YYForce 2030 Future Workforce Vision

As the Company expands its existing businesses, the Company is also pursuing a longer-term strategy intended to evolve YYForce from a predominantly labor-intensive workforce outsourcing and facility services provider toward a broader future workforce solutions provider.

The Company’s long-term strategic direction is based on its view that human workers, digital workforce platforms, artificial intelligence, smart facility-management technologies, automation and robotics may increasingly operate together within workforce-intensive industries.

Human Workforce. The Company’s existing manpower outsourcing operations provide workforce sourcing, deployment and workforce-management capabilities across multiple markets.

Technology-Enabled Workforce Management. The Company intends to continue developing and utilizing digital technologies to improve workforce sourcing, matching, scheduling, deployment, productivity and operational visibility.

Smart Integrated Facility Management. The Company intends to progressively enhance its IFM operations through software, data, IoT-enabled systems, sensors, smart monitoring, centralized operational management and automation where commercially appropriate.

Automation and Robotics. Over time, the Company intends to evaluate and, where commercially viable, deploy commercial robotics and other automation technologies within appropriate service environments, potentially including humanoid robotic systems as such technologies mature.

HUMAN WORKFORCE + DIGITAL PLATFORMS + SMART FACILITIES + AUTOMATION & ROBOTICS

The Company refers to this longer-term strategic direction as our YYForce 2030 Future Workforce Vision (the “2030 Strategy”). The Company believes its existing workforce and IFM businesses may provide an operating foundation for this strategy because they provide customer relationships, workforce infrastructure, service-delivery capabilities and real-world operating environments in which new technologies may potentially be deployed.

The Company’s current financial performance, however, continues to be principally derived from its established manpower outsourcing, IFM and other service businesses. The Company’s AI, automation, digital platform and robotics initiatives are at varying stages of development and commercialization, and these initiatives did not constitute the principal drivers of its financial performance for the six months ended June 30, 2026.

Implementation of the Company’s 2030 Strategy is expected to occur progressively and will depend on numerous factors, including technological feasibility, customer demand and adoption, availability and cost of capital, regulatory requirements, implementation costs, availability of suitable technologies, competitive developments and our ability to successfully develop or commercialize new products and services. There can be no assurance that these initiatives will achieve commercial adoption, generate material revenue or improve the Company’s profitability.

CAPITAL ALLOCATION AND THE 2030 STRATEGY

As the Company pursues the 2030 Strategy, capital allocation will be an important management consideration. The Company’s first priority is to maintain sufficient liquidity to support existing operations, working-capital requirements and contractual obligations.

Subject to those requirements, the Company may evaluate investments in technology and software development; workforce-management platforms; smart facility-management technologies; operational automation; commercial robotics; data and technology infrastructure; geographic expansion; strategic partnerships; and acquisitions.

The Company intends to evaluate potential investments based on its expected commercial potential, strategic relevance, capital requirements, expected return and risk. The Company does not currently assume that all components of our 2030 Strategy will require direct ownership of the underlying technology. Depending on commercial circumstances, the Company may pursue combinations of internal development, partnerships, joint ventures, licensing, leasing arrangements, acquisitions and third-party technology deployment.

OUR CURRENT OPERATING MODEL AND LONG-TERM EVOLUTION

Human workers are expected to remain an important component of our service-delivery model. The Company’s longer-term objective is to utilize technology, automation and robotics where appropriate to complement human workforce capabilities, improve productivity, enhance service quality, increase operational visibility and potentially enable us to scale certain services more efficiently.

Workforce Outsourcing -> Technology-Enabled Workforce Management -> Smart IFM -> Automation & Robotics -> Integrated Future Workforce Solutions

The Group’s business model has evolved alongside its expanding service capabilities. Building on its foundation in workforce outsourcing, the Group has increasingly incorporated technology-enabled workforce management and expanded into Smart IFM. The Group is currently focused on developing its Smart IFM capabilities, while exploring the use of automation and robotics to enhance operational efficiency and service delivery. Over time, the Group aims to integrate workforce management, IFM, technology, automation and robotics into a broader platform of integrated future workforce solutions.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Growth and Scale of the Company’s Workforce Operations

The scale of the Company’s manpower outsourcing operations depends on customer demand, the Company’s ability to source and retain suitable workers, workforce utilization, wage rates, geographic expansion and the Company’s ability to win and retain customer relationships. As the Company increases the scale of its workforce operations, the Company intends to continue evaluating technologies that may improve workforce sourcing, matching, scheduling and deployment.

Growth and Retention of IFM Contracts

The Company’s IFM revenue depends on our ability to secure new contracts, retain and renew existing contracts, appropriately price our services and manage labor and other operating costs. IFM contracts also provide operating environments in which the Company may progressively evaluate smart facility-management technologies and automation.

Labor Costs

Labor represents a significant component of the Company’s cost structure. Changes in wage rates, worker availability, regulatory requirements and workforce utilization can materially affect the Company’s gross margins. This factor was particularly relevant during the first half of 2026, when higher hourly wage rates for casual workers contributed to the decline in the Company’s gross profit margin.

Operating Efficiency and Technology Adoption

As the Company’s operations expand, its ability to improve productivity and operating efficiency will become increasingly important. The Company intends to evaluate technology-enabled workforce management, process automation, centralized management systems and other productivity initiatives as potential tools to improve operating efficiency. Implementation of these technologies may require additional expenditures and may not result in immediate or measurable cost savings.

Acquisitions and Geographic Expansion

The Company’s financial performance is also affected by acquisitions and geographic expansion. Acquired businesses may increase our revenue and operating footprint but may also result in additional integration costs, administrative expenses, goodwill, intangible assets and other risks.

Capital Availability and Allocation

The Company intends to evaluate the allocation of capital among our existing operations, technology development, geographic expansion, acquisitions, automation and robotics initiatives and other strategic opportunities.

KEY PRIORITIES GOING FORWARD

Growing our core workforce and IFM businesses. The Company intends to continue pursuing customer growth, contract renewals and geographic expansion where commercially appropriate.

Improving gross margin. The Company intends to focus on pricing, workforce utilization, labor productivity, procurement, service mix and operational efficiency.

Improving operating leverage. As revenue grows, the Company intends to seek greater scalability and discipline across corporate and administrative costs.

Increasing technology utilization. The Company intends to continue evaluating digital tools that can improve workforce deployment, facility management, service delivery and management visibility.

Developing recurring and technology-enabled revenue opportunities. Over time, the Company intends to explore business models that may complement our existing service revenue with technology-enabled and potentially recurring revenue streams.

Commercializing practical automation and robotics applications. The Company intends to focus on applications that address identifiable customer and operational requirements rather than pursuing technology independently from our core businesses.

Maintaining capital discipline. The Company intends to balance investment in growth against liquidity requirements and potential shareholder dilution.

RESULTS OF OPERATIONS

	For the six months ended June 30,
	2026 (Unaudited)		2025 (Unaudited)
	$	% of revenue	$	% of revenue
Revenue	32,659,236	100.0%	25,754,473	100.0%
Cost of revenue	(29,359,389)	(89.9)%	(21,486,338)	(83.4)%
Gross profit	3,299,847	10.1%	4,268,135	16.6%

Other income	703,883	2.2%	814,457	3.2%
Selling and marketing expenses	(1,152,522)	(3.5)%	(1,562,277)	(6.1)%
General and administrative expenses	(7,902,969)	(24.2)%	(7,107,000)	(27.6)%
Impairment loss on intangible asset	-	0.0%	(4,063,000)	(15.8)%
Other expenses	(111,423)	(0.3)%	(31,918)	(0.1)%
Change in fair value of investment properties	(44,079)	(0.1)%	-	0.0%
Operating loss	(5,207,263)	(15.9)%	(7,681,603)	(29.8)%

Finance cost	(865,273)	(2.6)%	(367,270)	(1.4)%
Net loss on convertible notes designated at FVTPL	(2,617,807)	(8.0)%	-	0.0%
Net gain on warrant liabilities	1,726,802	5.3%	(24,075)	(0.1)%
Loss before tax	(6,963,541)	(21.3)%	(8,072,948)	(31.3)%
Income tax expenses	(99,272)	(0.3)%	(123,038)	(0.5)%
Loss for the period	(7,062,813)	(21.6)%	(8,195,986)	(31.8)%

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Revenue

The Company generates revenue primarily from (i) IFM services, (ii) manpower outsourcing services and (iii) other services. The Company’s IFM services are provided under service contracts with estate management companies, government agencies and commercial customers. These services include commercial, hospitality and industrial cleaning; property and facility management; maintenance; landscaping; administrative and compliance functions; security monitoring; safety inspections; and related services.

The Company’s manpower outsourcing services principally consist of sourcing and deploying casual labor to meet customer requirements, including through the YY App. Other services include web design and development, digital marketing services and lease-related services.

	For the six months ended June 30,
	2026 (Unaudited)		2025 (Unaudited)
	$	% of revenue	$	% of revenue	% of YoY change
IFM services	16,062,712	49.2%	14,458,114	56.1%	11.1%
Manpower outsourcing services	15,551,050	47.6%	9,578,180	37.2%	62.4%
Other services	1,045,474	3.2%	1,718,179	6.7%	(39.2)%
Total revenue	32,659,236	100.0%	25,754,473	100.0%	26.8%

Total revenue increased $6,904,763, or approximately 26.8%, from $25,754,473 for the six months ended June 30, 2025 to $32,659,236 for the six months ended June 30, 2026, where manpower outsourcing services contributed $5,972,870 and IFM services $1,604,598, partly offset by a decrease of $672,705 in other services revenue.

IFM services

Revenue from IFM services increased $1,604,598, or approximately 11.1%, from $14,458,114 for the six months ended June 30, 2025 to $16,062,712 for the six months ended June 30, 2026. The increase was supported by entry into new contracts, renewals of existing projects and incremental contributions from newly acquired subsidiaries, including Property Facility Services Pte. Ltd. (“PFS”) and Uniforce Security Services Pte. Ltd. (“UFS”).

Manpower outsourcing services

Revenue from manpower outsourcing services increased $5,972,870, or approximately 62.4%, from $9,578,180 for the six months ended June 30, 2025 to $15,551,050 for the six months ended June 30, 2026. The increase was mainly attributable to stronger customer demand in Singapore and Malaysia and contributions from YY Circle (HK) Pte Limited and YY Circle (Thailand) Company Limited, which the Company acquired in April 2025 and June 2025, respectively.

Other services

Other services revenue decreased $672,705, or approximately 39.2%, to $1,045,474 representing 3.2% of total revenue for the six months ended June 30, 2026, from $1,718,179 representing 6.7% of total revenue, in the corresponding period in 2025, mainly due to the absence of active projects between our subsidiary, YY Smart Tech Pte Ltd (“YY Smart”), and its partnership company, resulting in a decline in business activities, partially offset by contributions from the newly acquired entity in 2025, namely Mediaplus Venture Group Pte. Ltd. (“Mediaplus”).

Cost of revenue and Gross profit

Cost of revenue increased to $29,359,389 for the six months ended June 30, 2026, compared with $21,486,338 for the corresponding period in 2025. Gross profit decreased approximately 22.7% to $3,299,847 for the six months ended June 30, 2026, compared with $4,268,135 for the corresponding period in 2025. Gross profit margin decreased to approximately 10.1% for the six months ended June 30, 2026 from 16.6% for the corresponding period in 2025. The decline in gross profit and gross margin was primarily attributable to higher labor costs across both our IFM and manpower outsourcing businesses, driven in part by higher hourly wage rates for casual workers during the six months ended June 30, 2026. Improving gross margin and the quality of revenue is an important management priority. Over the longer term, the Company intends to evaluate opportunities to improve productivity through workforce optimization, technology-enabled deployment, digitalization, process automation and service-mix optimization. There can be no assurance that these initiatives will result in improved gross margins or profitability.

Other income

Other income decreased $110,574, or approximately 13.6%, from $814,457 for the six months ended June 30, 2025 to $703,883 for the six months ended June 30, 2026. Other income principally consisted of government grants and wage support incentives. The decrease was mainly attributable to lower government grants received during the six months ended June 30, 2026 compared with the corresponding period in 2025. Since these grants are dependent on government support programs and eligibility requirements, the amount recognized may vary from period to period and could decline in future periods.

Selling and marketing expenses

Selling and marketing expenses decreased $409,755, or approximately 26.2%, from $1,562,277 for the six months ended June 30, 2025 to $1,152,522 for the six months ended June 30, 2026. The decrease was principally attributable to share-based compensation recognized during the first half of 2025 in connection with the Company’s 2023 and 2024 share incentive plans and grants to a sales director and consultants engaged in market-survey activities. Such share-based compensation expense did not recur during the six months ended June 30, 2026.

General and administrative expenses

General and administrative expenses increased $795,969, or approximately 11.2%, from $7,107,000 for the six months ended June 30, 2025 to $7,902,969 for the six months ended June 30, 2026. General and administrative expenses primarily consist of salaries and welfare expenses, rent, depreciation, professional service fees, office expenses, transportation and other administrative expenses. The increase was mainly attributable to higher consultancy fees supporting the Company’s expanded business operations, including corporate development, business expansion and strategic initiatives. The increase also reflected professional services associated with acquisitions and capital-markets activities, including our issuance of convertible notes and warrants.

Impairment of intangible asset

No impairment loss on intangible asset was recognized during the six months ended June 30, 2026. For the corresponding period in 2025, we recognized an impairment loss of $4,063,000 relating to software under development.

Other expenses

Other expenses increased from $31,918 for the six months ended June 30, 2025 to $111,423 for the six months ended June 30, 2026. These expenses principally consisted of late charges and fines imposed by statutory bodies and third parties. The increase was mainly attributable to one-time late-payment charges and fines arising from delays in settlement of certain statutory liabilities and payables. All such charges and fines have been fully settled and there were no outstanding amounts or ongoing matters arising from these charges and fines as of the date of the report.

Fair value changes

During the six months ended June 30, 2026, the Company recognized a $2,617,807 net loss related to convertible notes and a $1,726,802 net gain related to warrant liabilities. The Company also recognized a $44,079 fair-value loss on investment properties. These fair-value movements affected our reported operating results and may fluctuate between reporting periods based on applicable valuation inputs and market conditions.

Operating loss

Operating loss was $5,207,263 for the six months ended June 30, 2026, compared with $7,681,603 for the corresponding period in 2025. Operating loss as a percentage of revenue decreased to approximately 15.9%, compared with approximately 29.8% for the corresponding period in 2025. Excluding the $4,063,000 non-cash impairment loss recognized during the six months ended June 30, 2025 and the net fair-value changes in investment properties during the six months ended June 30, 2026, the Company’s operating loss widened from $3,618,603 for the six months ended June 30, 2025 to $5,163,184 for the six months ended June 30, 2026, reflecting the decline in gross profit and higher general and administrative expenses. While the Company continued to report an operating loss, management intends to focus on revenue quality, gross-margin improvement, cost discipline and operating leverage as the Company scales.

Finance cost

Finance cost increased from $367,270 for the six months ended June 30, 2025 to $865,273 for the six months ended June 30, 2026. Finance cost principally consisted of interest expense on guaranteed bank loans, financial-institution loans, lease liabilities and recourse liability, as well as interest and accretion expenses relating to financing instruments issued during the period. The increase was primarily attributable to higher interest expenses associated with borrowings from banks and financial institutions and lease liabilities used to support the Company’s working capital requirements and business expansion.

Income tax expense

For the six months ended June 30, 2026 and 2025, the Company’s income tax expenses were $99,272 and $123,038, respectively. The decrease of approximately 19.3% was primarily attributable to lower taxable profits generated from the Company’s operations during the six months ended June 30, 2026.

Loss for the period

The Company recorded a net loss of $7,062,813 for the six months ended June 30, 2026, compared with $8,195,986 for the corresponding period in 2025. Loss for the period as a percentage of revenue was approximately 21.6%, compared with approximately 31.8% for the corresponding period in 2025.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Liquidity risk is managed by monitoring its cash flow requirements and matching its payment obligations with anticipated cash receipts. The Company finances its working capital requirements through a combination of available cash and cash equivalents and bank borrowings. Given the Company’s operating cash outflows during the period, management continues to monitor its liquidity position closely and assess its available sources of funding to meet its obligations as they fall due.

As of June 30, 2026, the Company cash balances amounted to $3,082,570 and our current assets were $22,574,038, and our current liabilities were $10,698,455, resulting in a positive working capital of $11,875,583. For the six months ended June 30, 2026, we incurred operating loss and loss for the period of $5,207,263 and $7,062,813, respectively with net operating cash outflows of $10,988,904. The current assets included $4,373,945 of prepayments and other current assets, compared to $1,251,794 as of December 31, 2025. As the continuous net losses and significant operating cash outflow, there is material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

-	cash generated from our operations;

-	loans from shareholders and related parties; and

-	other available sources of financing from banks and other financial institutions.

In assessing liquidity, management continuously monitors cash balances, operating cash requirements and working capital needs. The Company’s principal liquidity requirements consist of funding operating expenses, supporting working capital and meeting obligations as they become due.

Subsequent to June 30, 2026, the Company enhanced its liquidity through additional short-term financing obtained by its Singapore subsidiaries, Hong Ye Group Pte. Ltd., YY Circle (SG) Private Limited, Uniforce Security Services Pte. Ltd. and Property Facility Services Pte. Ltd., net proceeds received from trade receivable factoring arrangements and subsequent collections of outstanding trade receivables. These transactions provided additional cash resources after the reporting date and contributed to the Group’s working capital. Management continues to evaluate additional funding alternatives and believes the Group has access to multiple sources of liquidity, including operating cash flows, receivable collections and external financing arrangements.

These financing arrangements structured were to support the Company’s strategic initiatives in expanding market presence and driving growth.

The Company believes that its available cash and cash equivalents, existing bank borrowings, subsequent cash receipts from customers, and financing available under our trade receivable factoring arrangements, together with proceeds raised under our At-The-Market offering, is expected to provide sufficient liquidity to meet its working capital needs in the next 12 months from the date the unaudited consolidated financial statements are issued. If the Company experiences an adverse operating environment or incur unanticipated capital expenditure requirements, or if the Company determines to accelerate its growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favourable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

As of June 30, 2026, the Company repaid a substantial portion of the redemption amount under its outstanding convertible note in the principal amount of $5,940,000 and a redemption amount of $1,366,453 under such note was outstanding. On August 20, 2026, the Company entered into a Supplemental Agreement, pursuant to which (i) the second tranche financing contemplated under the securities purchase agreement, dated February 27, 2026, was cancelled, (ii) all outstanding warrants to purchase up to 11,284 Class A ordinary shares held by Ault Lending were cancelled, and (iii) the Company agreed to repay the remaining redemption amount in cash on or before December 31, 2026. Under the terms of the Supplemental Agreement, the Company may prepay the remaining redemption amount at any time without penalty, and no further interest will accrue on the outstanding balance from August 20, 2026.

CASH FLOWS

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Net cash used in operating activities	(10,988,904)	(633,976)
Net cash (used in)/provided by investing activities	(3,696,338)	705,133
Net cash provided by financing activities	16,294,316	812,978
Effect of foreign exchange of cash	(38,264)	(148,693)
Net increase in cash	1,570,810	735,442
Cash balances at beginning of periods	1,511,760	836,907
Cash balances at end of periods	3,082,570	1,572,349

Operating Activities

For the six months ended June 30, 2026, net cash used in operating activities was $10,988,904, primarily resulting from our net loss of $7,062,813, adjusted for non-cash and non-operating items, as well as changes in operating assets and liabilities. Adjustments for non-cash items included depreciation of property and equipment of $147,892, depreciation of right-of-use assets of $288,017, and amortization of intangible assets of $182,735 and provision for allowance for credit losses of $61,212. Adjustments for non-operating items mainly consisted of a net gain on warrant liabilities of $1,726,802, a fair value loss on investment property of $44,079, a net loss on convertible notes of $2,617,807, a gain on the early derecognition of the net investment in lease of $94,078, service fees settled by transfer of treasury shares of $152,799, finance costs of $865,273, interest income of $5,990 and income tax expenses of $99,272. Changes in operating assets and liabilities mainly included: (i) a decrease in trade receivables of $418,767, (ii) a decrease in trade and other payables of $4,926,338, (iii) an increase in contract liabilities of $572,280, (iv) a decrease in amount due to related parties of $556,499, and (v) an increase in prepayments and other current assets of $1,854,116. Cash used in operations also reflected interest payments of $168,640 and income tax payments of $82,808, partially offset by an income tax refund of $39,047.

For the six months ended June 30, 2025, net cash used in operating activities was $633,976, primarily resulting from our net loss of $8,195,986, adjusted for non-cash and non-operating items, as well as changes in operating assets and liabilities. Adjustments for non-cash items included depreciation of property and equipment of $89,044 and depreciation of right-of-use assets of $227,394, provision for allowance for credit losses of $66,561, and impairment loss on intangible asset of $4,063,000. Adjustments for non-operating items consisted of fair value adjustment of warrant liabilities of $24,075, service fees settled by transfer of treasury shares of $52,779, share-based compensation expenses of $3,573,000, net finance cost of $367,270, and income tax expenses of $123,038. Changes in operating assets and liabilities mainly included: (i) a decrease in prepayment and other current assets of $368,512, (ii) an increase in trade receivables of $191,922, (iii) a decrease in amount due to related party of $22,380, and (iv) a decrease in trade and other payables of $936,465. Cash used in operations also reflected interest payments of $232,386 and income tax payments of $9,510.

Investing Activities

For the six months ended June 30, 2026, net cash used in investing activities was $3,696,338, primarily attributable to $2,593,753 of loan to a shareholder, payment of deferred consideration payable in connection with acquisitions of $924,895, loan to a director of a subsidiary and a minor shareholder of the Company $2,767,916, purchases of property and equipment of $228,527, mainly related to cleaning machinery and computer hardware, purchases of intangible assets of $152,000, and investments in financial assets at fair value through profit or loss of $100,000, partially offset by $3,046,978 of consideration received from the early purchase of the underlying property and $23,775 received as principal repayment of finance lease receivables.

For the six months ended June 30, 2025, net cash provided by investing activities was $705,133, primarily attributable to net cash acquired from the acquisition of subsidiaries of $836,485, partially offset by purchases of property and equipment of $131,352, mainly related to cleaning machinery and computer hardware.

Financing Activities

For the six months ended June 30, 2026, net cash provided by financing activities was $16,294,316, primarily attributable to $18,549,719 of proceeds from issuance of class A shares in connection with the At-The-Market equity offering, $4,105,000 of proceeds from the issuance of convertible notes and warrants, $2,052,484 repayment of a shareholder’s loan and $860,013 proceeds from guaranteed bank and financial institution loans. These inflows were partially offset by $5,784,573 of redemption and settlement of the convertible notes, $857,143 repurchase of warrant liabilities, $467,935 repayment of a loan from a third party, $262,805 payment of lease liabilities, and $1,900,444 repayment of guaranteed bank loans.

The convertible notes and warrants were subject to the terms and conditions described in Note 12 to our unaudited consolidated financial statements. The shareholder loans were related-party transactions and were subject to the terms described in Note 18 to our unaudited consolidated financial statements.

For the six months ended June 30, 2025, net cash provided by financing activities was $812,978, primarily driven by a loan from a third party of $342,600, a loan from a shareholder of $825,077 and proceeds from guaranteed bank and financial institution loans of $588,003. These inflows were partially offset by a loan to a related party of $108,663, repayment of guaranteed bank and financial institution loans of $571,234, and payment of lease liability of $262,805.

Contingencies

The Company may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. For the six months ended June 30, 2026 and 2025, the Company does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows.

Capital Expenditures

For the six months ended June 30, 2026, the Company’s capital expenditures related principally to cleaning machinery, computer equipment and other operational tools supporting the expansion of its IFM and manpower outsourcing businesses. Purchases of property and equipment and intangible assets totalled $380,527 during the period. These investments supported productivity, digitalization and operating capacity across the Company’s service divisions.

For the corresponding period in 2025, capital expenditures totalled $131,352 and principally related to cleaning equipment and technology infrastructure. As the Company’s strategy develops, future capital expenditures may include investments related to technology, digital infrastructure, smart facility-management systems, automation and robotics. The amount and timing of such investments will depend on commercial opportunities, available capital and management’s assessment of expected returns.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into off-balance-sheet financial guarantees or other off-balance-sheet commitments to guarantee payment obligations of third parties. The Company has not entered into derivative contracts indexed to its shares that are classified as shareholders’ equity and not reflected in its consolidated financial statements. The Company also does not have retained or contingent interests in assets transferred to unconsolidated entities that serve as credit, liquidity or market-risk support, and the Company does not have variable interests in unconsolidated entities providing financing, liquidity, market-risk or credit support or engaging in leasing, hedging or product-development services with the Company.

Qualitative and Quantitative Information on Financial Risks

Financial Risk Management, including market risk (foreign currency risk, price risk and interest rate risk)

Our activities expose us to a variety of financial risks, including market risk (including foreign currency risk, and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

The Company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange risks, ageing analysis for credit risk, and analysis of cash flow forecasts and maturity profiles in respect of liquidity risk.

Market risk

Foreign currency risk

The Group operates in multiple jurisdictions, including Singapore, Malaysia, Hong Kong, Thailand, Vietnam, the Netherlands, and the United Arab Emirates, and is exposed to foreign currency risk arising from transactions and balances denominated in currencies other than the respective functional currencies of its subsidiaries. The Group’s principal foreign currency exposures relate primarily to the Singapore dollar, United States dollar, Malaysian Ringgit and Hong Kong dollar. Fluctuations in exchange rates may affect the Group’s revenue, operating expenses, assets and liabilities reported in its consolidated financial statements.

Interest rate risk

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Credit risk

We are exposed to credit risk from our operating activities and from our financing activities, which arises principally from our trade receivables, prepayment and other currents assets, amount due from related parties and cash. With respect to trade receivables and prepayment and other current assets, we are not exposed to a major default risk from a single customer, and we actively monitor and manage credit risk by performing credit checks and optimizing the payment and collection process. With respect to our amount due from a shareholder, we closely monitor and keep evaluating our related exposure to credit risk, and such efforts begin with initial loan release and continue through to full repayment of the loan. With respect to the cash, we place substantially all of our cash with financial institutions with high credit ratings and quality in Singapore. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Liquidity risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions, trade receivable factoring agents and related parties to obtain short-term funding to meet the liquidity shortage.

Critical accounting estimates

Impairment assessment on goodwill and intangible assets

Intangible assets comprise goodwill, certain acquired customer relationships and software under development

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Customer relationships acquired as part of acquisitions of businesses are capitalized separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment.

Definite life intangible assets are amortized over their useful life. Amortization is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

·	Customer-related intangibles – 10 years

For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognized if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows

–derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognized immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased.

If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognized. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) if no impairment loss had been recognized.

·	Software under development

Software under development represents directly attributable costs incurred to develop or implement software that is not yet available for use. Such costs are capitalized as intangible assets when the recognition criteria are met and are not amortized until the software is available for use. Software under development is assessed for impairment at least annually and whenever there is an indication of impairment.